LIQTECH INTERNATIONAL, INC.

Industriparken 22C, DK2750

Ballerup, Denmark

July 1, 2014

VIA EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Tel: (202) 551-3442

Re:	LiqTech International, Inc. Registration Statement on Form S-3 Filed June 13, 2014 File No. 333-196750

Dear Ladies and Gentlemen:

Liqtech International, Inc. (the “Company”) confirms receipt of the letter dated June 26, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

General

COMMENT 1:	Since you appear to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, please

●	disclose that you are an emerging growth company;

●	describe how and when a company may lose emerging growth company status;

●

describe briefly the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Pamela A. Long

U. S. Securities and Exchange Commission

July 1, 2014

●	state your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

RESPONSE:	In response to the Commission’s comment above, the Company has included the disclosures requested of the Company by the Staff in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Description of Our Capital Stock, page 6

COMMENT 2:	Include a description of the warrants being offered on this registration statement.

RESPONSE:

Since there are no warrants currently being offered by the Company, the Company has included a description of the warrants which may be offered from time to time by the Company in Amendment No. 1 in response to the Commission’s comment above.

Exhibit 5.1

COMMENT 3:

We note the reference to warrants that form a part of any units in the first paragraph on page three of the opinion. Please explain whether you are registering units pursuant to the registration statement. If so, please revise the opinion to opine on the units, and revise the prospectus to include a discussion of the units being offered on this registration statement and to include the units in the fee table. In the alternative, please delete the reference to units in the opinion.

Pamela A. Long

U. S. Securities and Exchange Commission

July 1, 2014

RESPONSE:	The Company is not registering units and therefore, Amendment No. 1 includes a revised opinion which deletes the reference to Units in response to the Commission’s comment above.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. of K&L Gates LLP at (305) 539-3352.

Sincerely, LIQTECH INTERNATIONAL, INC.

/s/ Soren Degn
Name:	Soren Degn
Title:	Chief Financial Officer

cc:	Matthew Ogurick, Esq., of K&L Gates LLP Alan Gregory, of Gregory & Associates, LLC